Cooper Industries
P. O. Box 4446
Houston, Texas 77210-4446
600 Travis, Suite 5600
Houston, Texas 77002-1001
Phone: (713) 209-8400
April 7, 2010
VIA EDGAR CORRESPONDENCE FILE
Mr. Larry Spirgel — Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
RE:	Cooper Industries plc (“Cooper”) Form 10-K for the fiscal year ended December 31, 2009 Filed February 19, 2010 File no. 001-31330
Dear Mr. Spirgel:
We are writing in response to the Staff’s comment letter dated March 24, 2010 with respect to the above-referenced File. We will comply with your comment in future filings as explained in our response below.
Form 10-K for the Fiscal Year ended December 31, 2009
Consolidated Balance Sheets, page F-5
1. We believe the current presentation and disclosure of our current and non-current deferred income tax and other asset line items complies with the presentation and disclosure requirements of Regulation S-X 5-02 and accounting principles generally accepted in the United States. Generally, S-X 5-02 requires the registrant to state separately, in the balance sheet or in a note thereto, any other current or non-current asset amounts in excess of five percent of total current assets or total assets, respectively. For ease of review, these amounts are presented below (in millions).

	December 31, 2009		December 31, 2008
	Amount	5%	Amount	5%

Current assets	$1,901.6	$95.1	$2,197.9	$109.9
Total assets	$5,984.4	$299.2	$6,164.9	$308.2

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 7, 2010

     The individual components comprising the current and non-current deferred income tax and other asset line items as derived from the disclosures included in the Notes to Consolidated Financial Statements in our Form 10-K for the fiscal year ended December 31, 2009 are:

	December 31,	December 31,
Deferred income taxes and other current assets	2009	2008
	(in millions)
Deferred income taxes (Note 13)	$90.5	$104.9
Derivative assets (Note 17)	16.9	40.0
Other (individual items less than 5% of total current assets)	118.3	101.6

Deferred income taxes and other current assets	$225.7	$246.5

	December 31,	December 31,
Deferred income taxes and other noncurrent assets	2009	2008
	(in millions)
Other intangible assets, net (Note 6)	$307.5	$283.7
Income tax matter (Note 13)	90.5	—
Derivative assets (Note 17)	55.8	91.3
Deferred income taxes (Note 13)	49.3	80.3
Other (individual items less than 5% of total assets)	38.2	41.4

Deferred income taxes and other noncurrent assets	$541.3	$496.7

While only the other intangible assets amount at December 31, 2009 exceeds the five percent quantitative threshold in S-X 5-02, that item, as well as other components of the referenced balance sheet line items, is included in the current disclosures in the notes to our financial statements. We believe this presentation and disclosure appropriately complies with the applicable presentation and disclosure requirements.
As we continue to strive to provide transparent presentation and disclosure of the information in our financial statements, we intend to make the following revisions to improve our presentation and disclosure in future filings. First, we anticipate including other intangible assets, net as a separate line item on the face of the balance sheet. In addition, we will revise the balance sheet line item description for the referenced captions to be other current assets and other non-current assets, with appropriate disclosure included for any individual items that may exceed the five percent quantitative threshold.
We believe the enhanced disclosures that we expect to provide beginning with the Form 10-Q for the quarter ended March 31, 2010 is appropriate and responsive to the Staff’s comment. We will consider the relevant facts and circumstances when determining the appropriate disclosures in our future filings with the Commission.

Mr. Larry Spirgel
United States Securities and Exchange Commission
April 7, 2010

In connection with responding to the Staff’s comment, we acknowledge that:
•	Cooper is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cooper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or require additional information concerning our response, please feel free to contact me at (713) 209-8460.

Sincerely,
/s/ Rick L. Johnson
Rick L. Johnson
Vice President, Controller and Chief Accounting Officer

cc: Terry A. Klebe